
RECD S.E.C.
OCT 3 0 2003
1086

SUZANO
Av. Brigadeiro Faria Lima, 1355 – 10th floor
01452-919 São Paulo - SP
Tel.: (011) 3037-8070/9070 Fax: (011) 3037-9076

October 27, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File Nº. 82-3550


SUPPL

Ladies and Gentlemen,

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the *Fato Relevante* (an announcement of "relevant fact") released by the Company in Brazil in Portuguese on October 22, 2003.

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations


OCT 3 0 2003



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. N°. 60.651.726/0001-16

RELEVANT FACT
(Public Announcement)

Companhia Suzano de Papel e Celulose (the "Company"), further to the Fato Relevante dated October 06, 2003, and in accordance with Instruction No. 358, of the Comissão de Valores Mobiliários – CVM, dated January 3rd, 2002, informs its shareholders and the market that:

1) The selling shareholders taking part in the secondary public offer of preferred shares issued by the Company, pursuant to the documents submitted to CVM on October 6, 2003, are J.P. Morgan International Inc., Citicorp Mercantil Participações Investimentos S.A. and Suzano Holding S.A. (directly and/or through a legal entity under common control of the controlling shareholders of the Company);

2) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ has decided to participate in the registered offer that is being reviewed by the Brazilian Securities Commission (CVM);

3) Upon Previ joining the offer, the total amount of preferred shares to be offered in the secondary public distribution will amount to 24,173,162 preferred shares representing approximately 9.4% of the total capital and 15% of the Company's preferred shares currently issued and outstanding. As previously announced, the transaction structure will include a mechanism of an additional offer of shares of up to 15% of the volume of preferred shares offered to cover a possible over-allotment (green shoe).

The Company believes that this secondary public offer together with the primary public offer of preferred shares will contribute to an increase in the free float of the Company and, consequently increase the shares' liquidity. The increase in the free float will involve 34,173,162 preferred shares representing approximately 13.2% of the total capital and 21.2% of the Company's preferred shares currently issued and outstanding, of this total (i) 10,000,000 will be offered by the Company in the primary offer, (ii) 8,000,000 in a secondary offer by Suzano Holding; and (iii) 16,173,162 in a secondary offer by the other shareholders mentioned herein. Both the primary and secondary offers are intended to expand our shareholder's base.

São Paulo, October 22, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Relevant Fact will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.


RECD S.E.C.
OCT 3 0 2003
1086


SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
C.N.P.J. N°. 60.651.726/0001-16

RELEVANT FACT
(Public Announcement)

Companhia Suzano de Papel e Celulose (the "Company"), further to the Fato Relevante dated October 06, 2003, and in accordance with Instruction No. 358, of the Comissão de Valores Mobiliários – CVM, dated January 3rd, 2002, informs its shareholders and the market that:

1) The selling shareholders taking part in the secondary public offer of preferred shares issued by the Company, pursuant to the documents submitted to CVM on October 6, 2003, are J.P. Morgan International Inc., Citicorp Mercantil Participações Investimentos S.A. and Suzano Holding S.A. (directly and/or through a legal entity under common control of the controlling shareholders of the Company);

2) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ has decided to participate in the registered offer that is being reviewed by the Brazilian Securities Commission (CVM);

3) Upon Previ joining the offer, the total amount of preferred shares to be offered in the secondary public distribution will amount to 24,173,162 preferred shares representing approximately 9.4% of the total capital and 15% of the Company's preferred shares currently issued and outstanding. As previously announced, the transaction structure will include a mechanism of an additional offer of shares of up to 15% of the volume of preferred shares offered to cover a possible over-allotment (green shoe).

The Company believes that this secondary public offer together with the primary public offer of preferred shares will contribute to an increase in the free float of the Company and, consequently increase the shares' liquidity. The increase in the free float will involve 34,173,162 preferred shares representing approximately 13.2% of the total capital and 21.2% of the Company's preferred shares currently issued and outstanding, of this total (i) 10,000,000 will be offered by the Company in the primary offer, (ii) 8,000,000 in a secondary offer by Suzano Holding; and (iii) 16,173,162 in a secondary offer by the other shareholders mentioned herein. Both the primary and secondary offers are intended to expand our shareholder's base.

São Paulo, October 22, 2003

Bernardo Szpigel
Executive Officer for Investor Relations

The securities referred to in this Relevant Fact will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.